EXHIBIT 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT
BY AND BETWEEN
PERNIX THERAPEUTICS, LLC

AND

MICHAEL VENTERS,
JOHN MCMAHON,

ROBERT CLINE, JR.,

AND

ZINTERESTS, L.L.C.

DATED:  September 8, 2010

SCHEDULES AND EXHIBITS
Schedule A	Sellers’ Disclosure Letter
Exhibit 2.1(b)	Macoven Inventory
Exhibit 2.1(c)	Sellers’ Percentage Interest and Wire Transfer Accounts
Exhibit 2.2(d)(i)	Form of McMahon Employment Agreement
Exhibit 2.2(d)(ii)	Form of Kelly Employment Agreement
Exhibit 2.2(e)	ZInterests, L.L.C. Member and Manager Consent
Exhibit 2.2(f)	Macoven Pharmaceuticals, L.L.C. Member and Manager Consent

i

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), is entered into as of  September 8, 2010 and is made effective as of July 31, 2010 (the “Effective Date”) by and between Pernix Therapeutics, LLC, a Louisiana limited liability company (“Purchaser”), on the one hand and Michael R. Venters (“Venters”), John McMahon (“McMahon”), Robert Cline, Jr. (“Cline”) and ZInterests, L.L.C., a Louisiana limited liability company (“ZInterests,” and together with Venters, McMahon and Cline the “Sellers” and each a “Seller”), on the other.

RECITALS:

A.           Macoven Pharmaceuticals, L.L.C., is a Louisiana limited liability company (“Macoven”) and the Sellers collectively own 100% of the membership interest of Macoven (the “Interest”);

B.           The Board of Directors of Purchaser has appointed a special committee (the “Committee”) comprised of independent directors to evaluate a purchase of the Interest and, following its deliberations, the Committee approved the transactions contemplated herein; and

C.           The Sellers wish to sell the Interest to the Purchaser, and the Purchaser wishes to purchase the Interest from the Sellers, on the terms and conditions and for the consideration set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto (each, a “Party”, and collectively, the “Parties”) agree as follows:

I.
DEFINITIONS

1.1 Definitions.  As used in this Agreement, the following terms have the following meanings:

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, the first Person, where the term “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

(b) “Code” means the Internal Revenue Code of 1986, as amended.

(c) “Employee Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), “employee pension benefit plan” (as defined in Section 3(2) of ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) and any bonus, deferred compensation, stock option, severance, unemployment, insurance, disability, death benefit, medical or other benefit plan maintained or administered by Macoven.

(d) “Environmental Law” means any legal requirement that requires or relates to:

(i) Advising appropriate authorities, employees and the public of intended or actual release of pollutants or hazardous materials, violations of discharge limits or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have a significant impact on the environment;

(ii) Preventing or reducing to acceptable levels the release of pollutants or hazardous materials into the environment;

(iii) Reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(iv) Reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil or other potentially harmful substances;

(v) Cleaning up pollutants that have been released, preventing the threat of release or paying the costs of such clean up or prevention; or

(vi) Making responsible parties pay private parties or groups of them, for damages done to their health or the environment or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

(e) “ERISA”  means the Employee Retirement Income Security Act of 1974, as amended.

(f) “Governmental Authority” means any federal, state, local, municipal, parish or county, foreign or other government, or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality or any political subdivisions thereof.

(g) “Knowledge” with respect to a Person is the actual awareness of a fact or other matter by the Person or an Affiliate of such Person.

(h) “Lien” means any mortgage, deed of trust, lien, assignment, pledge, hypothecation, security interest, right of first refusal, or other charge or encumbrance of any kind, adverse claim, other defect or encumbrance on title to property, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, other than (i) liens for Taxes not yet due and payable arising out of operation of law, and (ii) restrictions on transfer arising under applicable securities laws.

(i) “Members and Managers” means members and managers as defined by Louisiana Revised Statutes Title 12 Chapter 22 § 1301.

(j) “Ordinary Course of Business” means Macoven’s ordinary course of business consistent with its past custom and practice.

(k) “Person” means an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(l) “Post-Closing Tax Period” shall mean any Tax period that begins after the Effective Date.

(m) “Pre-Closing Tax Period” shall mean any Tax period ending on or before the Effective Date and the portion of any Straddle Period ending on and including the Effective Date.

(n) “Straddle Period” shall mean any taxable period that includes (but does not end on) the Effective Date.

(o) “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, governmental fee or other like assessment or charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, imposed by any Governmental Authority responsible for the imposition of any such tax, including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(p) “Tax Return” means any return, declaration, report, claim for refunds, or information return or statement filed or required to be filed with a Government Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

II.
SALE AND PURCHASE OF INTEREST

2.1 Sale and Purchase of Interest.  Subject to the terms and conditions of this Agreement, at the Closing, the Sellers shall sell, transfer, convey and assign to the Purchaser, and the Purchaser shall purchase from the Sellers, the Interest for the following purchase price :

(a) At the Closing (as hereinafter defined), Purchaser will pay the Sellers an aggregate amount of $1,000,000 in cash, plus the Macoven Inventory Adjustment Amount (as hereinafter defined) (collectively the “Purchase Price”).

(b) The “Macoven Inventory Adjustment Amount” means the aggregate cost basis of all complete and finished pharmaceutical products held as inventory by Macoven as of the Effective Date as listed on Exhibit 2.1(b) hereto.

(c) The Purchase Price will be allocated among the Sellers on a pro rata basis based on the percentage of Interest owned by each Seller, as set forth on Exhibit 2.1(c) attached hereto.

2.2 Closing.  The closing of the sale and purchase of the Interest (the “Closing”) will take place contemporaneously with the execution and delivery of this Agreement.  At the Closing:

(a) Purchaser will pay the Purchase Price to the Sellers, by wire transfer of immediately available funds to such accounts and in such amounts as are reflected on Exhibit 2.1(c);

(b) Sellers will deliver to the Purchaser, free and clear of all Liens, certificates (to the extent the Interest is represented by certificates) representing all of the Interest, duly endorsed in blank or accompanied by duly executed transfer powers or other appropriate instruments of transfer;

(c) Sellers will deliver complete copies of Macoven’s Articles of Organization and Operating Agreement, including all amendments thereto, in effect as of the Closing, and a certificate of Macoven stating there have been no further amendments thereto;

(d) McMahon and Mike Kelly will execute and deliver to Purchaser employment agreements, in the forms attached hereto on Exhibit 2.2(d)(i) and 2.2(d)(ii), respectively (the “Employment Agreements”);

(e) ZInterests will deliver (i) complete copies of its Articles of Organization and Operating Agreement in effect as of the Closing with a certificate of a Manager stating there have been no further charges thereto, and (ii) a unanimous written consent executed by all of its Members and Managers, in the form attached hereto on Exhibit 2.2(e), approving the transfer and sale of the Interest by ZInterests pursuant to the terms of this Agreement;

(f) Sellers will deliver a unanimous written consent executed by all of the Members and Mangers of Macoven, in the form attached hereto on Exhibit 2.2(f), approving the transactions contemplated hereby and the execution of any Ancillary Documents by a Manager of Macoven; and

(g) Sellers’ Disclosure Letter, all Ancillary Documents and any other documents and agreements required to be delivered pursuant to this Agreement will be exchanged.

III.
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Other than as set forth on the Disclosure Letter, attached hereto on Schedule A, each Seller hereby represents and warrants to Purchaser (it being agreed that the representations and warranties set forth in this Article III are being made severally, and the representations and warranties contained in Sections 3.1(a), 3.2-3.4, 3.6-3.16, 3.17(a), 3.17(b) and 3.18 are qualified to each of the Seller’s respective Knowledge) effective as of the Closing as follows:

3.1 Organization And Good Standing

(a) Macoven is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Louisiana, and is treated as a partnership for federal income tax purposes.

(b) Such Seller has the power and authority to (i) own such Interest, (ii) execute and deliver this Agreement and all of the other agreements, certificates and documents delivered at or prior to the Closing in connection with the transactions contemplated hereby (the “Ancillary Documents”); and (iii) consummate the transactions contemplated hereby.  This Agreement and the Ancillary Documents have been duly executed and delivered by such Seller and constitute the legal, valid, and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

3.2 Authority; No Conflict; Notices and Consents

(a) Macoven has the requisite power and authority to carry on its business as currently being conducted and to own, lease and operate its assets.  Macoven is not in default under or in violation of any provision of its Articles of Organization or Operating Agreement.

(b) Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will: (i) violate any provision of any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority or court to which Macoven is subject or any provision of Macoven’s Articles of Organization or Operating Agreement; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Macoven is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien on its assets).

3.3 Capitalization. The outstanding membership or other equity interest of Macoven consist solely of the Interest.  All of the Interest has been duly authorized and validly issued. Other than this Agreement, there are no contracts or agreements relating to the issuance, sale or transfer of any membership interest or other securities of Macoven.

3.4 Subsidiaries.  Macoven does not own, hold, possess or otherwise have an ownership interest in any securities or other interests of any other Person.

3.5 Title to Interest.  Each Seller is the record and beneficial owner of the percentage of the Interest set forth opposite his name in Section 3.5 of the Disclosure Letter, and such percentage of the Interest is owned by such Seller free and clear of all Liens.  Sellers will transfer the Interest to the Purchaser at the Closing free and clear of all Liens.

3.6 Real Property. Macoven does not, nor has it at any time since its incorporation, owned or leased any real property.

3.7 Assets and Liabilities. Section 3.7 of the Disclosure Letter contains a balance sheet (the “Balance Sheet”) of Macoven as of June 30, 2010.  The Balance Sheet fairly presents in all material respects the financial condition of Macoven as of such date.  All recoverables and receivables of Macoven that are reflected in the Balance Sheet (collectively, the “Accounts Receivable”) that have not been collected by the Closing represent or will represent valid obligations arising in the Ordinary Course of Business.  No obligor has contested the amount or validity of, or claimed a right of set-off against, such Accounts Receivable.

3.8 No Undisclosed Liabilities.  Macoven does not have any liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than those liabilities and obligations that are either reflected on the Balance Sheet or otherwise set forth in Section 3.8 of the Disclosure Letter.

3.9 Taxes.

(a) Seller and Macoven have filed all Tax Returns that were required to be filed under applicable laws and regulations. None of the foregoing Tax Returns contain any position which is or would be subject to penalties under Section 6662 of the Code (or any similar provision of state, local or foreign Tax laws).  All such Tax Returns were correct and complete in all material respects and were prepared in compliance with all applicable laws and regulations.  All Taxes due and owing by Seller or Macoven (whether or not shown on any Tax Return) have been paid.  No claim has ever been made by a Government Authority in a jurisdiction where Macoven does not file Tax Returns that Macoven is or may be subject to taxation by that jurisdiction.  There are no Liens for Taxes upon any of the assets of Seller or Macoven.

(b) Macoven has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any Person.

(c) Seller does not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed.  No foreign, federal, state or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Macoven.  Macoven has not, at any time, received from any foreign, federal, state, or local taxing authority (including jurisdictions where Macoven has not filed Tax Returns) any: (i) notice indicating an intent to open an audit or other review; (ii) request for information related to any Tax matter; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Government Authority against Macoven.  Sellers have delivered to Purchaser correct copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Seller or Macoven.

(d) Seller or Macoven has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) The representations and warranties of Seller contained in this Section 3.9 with respect to any Tax shall survive until the later to occur of (i) the lapse of the statute of limitations for the assessment of such Tax, including any extensions thereof, or (ii) sixty days after the final administrative determination of such Tax by the appropriate Governmental Authority.

(f) Macoven will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing;

(ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing;

(iii) installment sale or open transaction made on or prior to the Closing; or

(iv) prepaid amount received on or prior to the Closing.

(g) Macoven is not or has not been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1,6011-4(b).

3.10 Employee Benefits.  Macoven has fully paid all employees and former employees any and all wages, vacation pay, sick pay, bonuses, commissions or any other form of compensation as of the Effective Date.  No union representation exists with respect to Macoven’s employees, and no collective bargaining agreement has been requested or is currently being negotiated.  Macoven does not, nor has it at any time since its organization maintained any Employee Benefit Plan.

3.11 Compliance With Legal Requirements; Governmental Authorizations.

(a) Macoven is in compliance in all material respects with all applicable federal, state, local, municipal, foreign, international, multinational or other administrative orders, constitutions, laws, ordinances, principles of common law, regulations, statutes or treaties (“Legal Requirements”) that are applicable to Macoven or to the conduct or operation of its business or the ownership or use of any of its assets.  Macoven has not, at any time since its incorporation, received any written notice or communication from any Governmental Authority or any other Person regarding (A) an actual or alleged violation of, or failure to comply with, any Legal Requirement, or (B) an actual or alleged obligation on the part of Macoven to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b) Section 3.11 of the Disclosure Letter contains a complete and accurate list of each license, permit, authorization or right granted by a Governmental Authority (each, a “Governmental Authorization”) that is held by Macoven or that otherwise relates to the business of, or to any of the assets owned or used by Macoven.  Each Governmental Authorization is valid and in full force and effect, and Macoven is in compliance in all material respects with all of the terms and requirements of each Governmental Authorization.  No consent or approval of any Governmental Authority is necessary to preserve the validity and effectiveness of any Governmental Authorization as a result of the consummation of the transactions contemplated by this Agreement.

(c) All applications required to have been filed for the renewal of the Governmental Authorizations have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authority.

(d) The Governmental Authorizations listed in Section 3.11 of the Disclosure Letter collectively constitute all of the Governmental Authorizations necessary to permit Macoven to lawfully conduct and operate its business in the manner currently conducted.

3.12 Environmental Matters.  Macoven has, at all times, been in full compliance in all material respects with, and has not been and is not in material violation of or liable under, any Environmental Law.  Seller has no basis to expect any actual or threatened order, notice or other communication from any Governmental Authority or other Person of any actual or potential violation or failure to comply with any Environmental Law, or any actual or threatened obligation to undertake or bear the cost of any environmental, health or safety liability with respect to any property or assets of Macoven.

3.13 Legal Proceedings; Orders.  There is no pending action, claim, lawsuit, proceeding, investigation or other claim (each, a “Proceeding”) that has been commenced by or against Macoven, or that otherwise relates to or may affect the business of, or any of the assets owned or used by, Macoven.  Macoven is not subject to any order that prohibits it from engaging in or continuing any conduct, activity, or practice.

3.14 Absence Of Certain Changes And Events.  Except as set forth in Section 3.14 of the Disclosure Letter, Macoven has not, since June 30, 2010:
(a) sold, leased, transferred, or assigned any assets, tangible or intangible;

(b) entered into any agreement;

(c) accelerated, terminated, made material modifications to, or cancelled any agreement;

(d) made any capital investment in, or any loan to, any other Person; and

(e) changed its normal business practices or taken any other action outside the Ordinary Course of Business in order to generate cash.

3.15 Contracts; No Defaults.  Section 3.15 of the Disclosure Letter contains a complete and accurate list, and attached as Exhibit 3.15 are true and complete copies of, or in the case of any verbal arrangements that would impact the business of Macoven, written descriptions of, each agreement and contract that is in full force and effect and is valid and enforceable against Macoven in accordance with its terms as of the date hereof.

3.16 Insurance

(a) Section 3.16 of the Disclosure Letter sets forth the following information with respect to each insurance policy of Macoven currently in effect:

(i) the name, address and telephone number of the agent;

(ii) the name of the insurer, the name of the policyholder and the name of each covered insured;

(iii) the policy number and the period of coverage;

(iv) the scope (including an indication of whether the coverage was on a claim made, occurrence or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

(v) a description of any retroactive premium adjustments or other loss-sharing arrangements.

(b) Each insurance policy is legal, valid, binding, enforceable, and in full force and effect.

3.17 Intellectual Property.

(a) Section 3.17(a) of the Disclosure Letter sets forth a complete and correct list of all United States or foreign patent applications, patents, copyrights, software programs (other than commercially available software), trademarks, service marks, domain names, inventions, trade secrets, know-how, confidential information, technical information, chemical compositions, formulations, therapeutic treatments, processes, methods, plans, drawings, data or other intellectual property (the “Intellectual Property”) owned by Macoven and used in connection with the operation of its business.  Except as indicated in Section 3.17(a) of the Disclosure Letter, Macoven owns all Intellectual Property used in the operation of its business free and clear of all Liens, licenses, security interests, charges, encumbrances, equities or other claims, and has the right to use all of such Intellectual Property, without payment to a third party.

(b) All of the patents owned by Macoven (the “Patents”) are currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees), and are valid and enforceable.  With respect to each of the Patents, the inventors named on each Patent are the sole inventors of the invention described in such Patent, and each inventor has assigned to Macoven all of its rights (i) to such invention and any improvements thereof and (ii) to the Patent and any related applications, reissues, reexaminations, continuations, continuations-in-part or divisionals.  There is no prior art known to Seller which is relevant to the subject matter claimed in the Patents that has not been properly disclosed to the United States or applicable patent office.

(c) No Patent has been or is now involved in any interference, reissue, or reexamination proceeding.  No Patent is infringed or has been challenged or threatened in any way by any other Person.  Neither the conduct of Macoven’s business nor the Intellectual Property of Macoven infringes or misappropriates any of the Intellectual Property of any other Person, nor has any such claim been threatened by any Person.

(d) Neither the Seller nor any Affiliate of the Seller holds, whether directly or indirectly, any right, title or interest in any Intellectual Property that is material to the operation of the business of Macoven.  No other present or former officer, director, shareholder, employee, agent or representative has any right, title or interest in any of the Intellectual Property that is material to the operation of the business of Macoven.  Macoven has not, in the course of the development of any Intellectual Property, used the facilities of, or received any funding from, any academic or research institution, any governmental authority or non-profit foundation.

3.18 Books and Records.  All minute books and record books of Macoven have been delivered to the Purchaser prior to Closing, and are complete and correct in all material respects, but Seller’s representation and warranty under this sentence is strictly limited to the period of time during which the Seller owned the Interest.

3.19 Disclosure.  No representation or warranty of Seller in this Agreement and no statement in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.  The Sellers shall not be deemed to have made to Purchaser, whether collectively or individually, any representation or warranty other than as expressly made by the Sellers in this Agreement and Disclosure Letter.

IV.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Sellers effective as of the date hereof as follows:

4.1 Limited Liability Company Status and Authority of Purchaser.  The Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Louisiana and has the power and authority to execute and deliver this Agreement and consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement have been duly authorized by the sole Member and Manager of the Purchaser, which approval constitutes all necessary entity action on the part of the Purchaser for such authorization.  This Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to the effect of applicable bankruptcy, insolvency, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and rules or laws concerning equitable remedies.

4.2 No Conflicts.  The execution, delivery and performance of this Agreement by the Purchaser will not result in (i) any conflict with the organizational documents of the Purchaser, (ii) any breach or violation of or default under any applicable law, statute, regulation, judgment, order or decree of any Governmental Authority, or (iii) the creation or imposition of any Lien.

4.3 Consents and Approvals.  No material consent, approval or authorization of or filing with any Governmental Authority or Person is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

4.4 Disclosure.  No representation or warranty of Purchaser in this Agreement omits to state a material fact necessary to make the statements herein, in light of the circumstances in which they were made, not misleading.  The Purchaser shall not be deemed to have made to Sellers, whether collectively or individually, any representation or warranty other than as expressly made by the Purchaser in this Agreement and the Disclosure Letter.

V.
TAX MATTERS/COVENANTS

5.1 Post-Closing Tax Returns.  Purchaser shall prepare and file all Tax Returns required to be filed by Macoven for Post-Closing Tax Periods and Straddle Tax Periods.

5.2 Cooperation. Sellers shall cooperate fully, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives to cooperate fully, as and to the extent reasonably requested by Purchaser, in connection with the filing of Tax Returns pursuant to this Article V and any audit litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the Purchaser’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

5.3 Tax Sharing Agreements.  There are no Tax sharing agreements that will require any payments by Macoven after the Effective Date.

VI.
INDEMNIFICATION

6.1 Survival of Representations and Warranties.  Unless otherwise provided herein, the representations and warranties of the Parties shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby for the maximum period provided by law.  The right to indemnification, payment of damages or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.  The waiver of any condition based on the accuracy of a representation or warranty, or the performance of or compliance with any covenant or obligation, will not affect the right of indemnification, payment of damages or other remedy based on such representations, warranties, covenants and obligations.

6.2 Indemnification and Liability.

(a) General Indemnification Obligations of the Sellers.  Each Seller shall indemnify Purchaser, its Affiliates and their respective officers, directors, employees, agents, representatives, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such Purchaser Indemnified Parties as and when incurred for any loss, liability, action, cause of action, cost, damage or expense, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys’, consultants’ and experts’ fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing, including reasonable attorneys’ fees and other costs and expenses paid with respect to the enforcement of rights hereunder) (collectively, “Losses”), which any such Purchaser Indemnified Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of any of the following: (i) any facts, conditions, circumstances, actions, omissions or events which constitute a breach of any representation or warranty of the Seller contained in this Agreement, or in any of the certificates or other instruments or documents furnished by the Seller pursuant to this Agreement; or (ii) any nonfulfillment or breach of any covenant, agreement or other provision by the Seller under this Agreement.  Sellers’ liability under this Agreement shall be several, and not joint, and only the Seller(s) in breach of this Agreement shall be liable for Purchaser’s Losses.  Notwithstanding the foregoing, in the event a Loss is attributable to the breach of a representation or warranty or any nonfulfillment or breach of any covenant, agreement of other provision of this Agreement by more than one Seller, liability amongst  the breaching Sellers shall be joint and several.

(b) General Indemnification Obligations of Purchaser.  The Purchaser shall indemnify the Sellers (collectively, the “Seller Indemnified Parties”) and save and hold each of them harmless against and pay on behalf of or reimburse such Seller Indemnified Parties as and when incurred for any Losses which any Seller Indemnified Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of any of the following: (i) any facts, conditions, circumstances, actions, omissions or events which constitute a breach of any representation or warranty of the Purchaser under this Agreement or in any of the certificates or other instruments or documents furnished by the Purchaser pursuant to this Agreement; or (ii) any nonfulfillment or breach of any covenant, agreement or other provision by the Purchaser under this Agreement.

(c) Manner of Payment.  Any indemnification of the Purchaser Indemnified Parties or the Seller Indemnified Parties pursuant to this Article VI shall be effected by wire transfer of immediately available funds from the Seller(s) or the Purchaser, as the case may be, to an account designated in writing by the applicable Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, within 15 days after the determination thereof.  Any indemnification payments shall be made together with interest accruing thereon from the date written notice of the indemnification claim is made to the date of payment at the greater of 5% per annum or any minimum amount required by law.

(d) Notice of Claim for Indemnification; Third Party Claims.  Any Person making a claim for indemnification under this Article VI (an “Indemnitee”), whether such claim for indemnification relates to a third party claim or a direct claim by an Indemnitee, shall, with respect to third party claims, notify the indemnifying party (an “Indemnitor”) of the claim in writing within twenty (20) days after receiving written notice of any Proceeding against it by a third party, or, with respect to a direct claim by an Indemnitee, within twenty (20) days after obtaining Knowledge of the events or circumstances giving rise to such claim, as applicable, describing the claim, the amount thereof (if known and quantifiable) and the basis thereof and attaching the petition or other documents initiating the Proceeding; provided, that the failure to timely notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder.  Any Indemnitor shall be entitled to participate in the defense of such Proceeding giving rise to an Indemnitee’s claim for indemnification (unless (i) the Indemnitee determines in good faith that joint representation would be inappropriate, or (ii) the Indemnitor fails to provide reasonable assurance to the  Indemnitee of its financial capacity to defend such Proceeding and provide the requisite indemnification), and at its option (subject to the limitations set forth below) shall be entitled to assume the control of the defense thereof, in good faith, by appointing a qualified, reputable counsel to be the lead counsel in connection with such defense; provided, that if the Indemnitor shall assume control of the defense of any such claim, the Indemnitor, except to the extent the Indemnitor has accepted full liability for such claim, shall obtain the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed, before entering into any settlement of a Proceeding or ceasing to defend such Proceeding.  Consent shall be presumed where the Indemnitee has not responded within (10) days of written notice of a proposed settlement.  Any such settlement of a claim shall include an unconditional release by the third party releasing the Indemnitee and the Indemnitor from all liability in respect of such asserted liability.  If the Indemnitor assumes the defense of a third party claim, it will conclusively establish for purposes of this Agreement that the claims made in the Proceeding are within the scope of and subject to indemnification.

(e) If the Indemnitor fails to timely assume the defense of the third party claim and Indemnitee is controlling the defense of any such claim, the Indemnitee shall have full authority to conduct settlement negotiations with such third party and may enter into any settlement or cease defending such Proceeding, and any settlement or cessation of such defense shall in no way relieve Indemnitor of its obligations under this Article VI.

(f) Notwithstanding anything contained herein to the contrary, if the Indemnitee determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnitee may, by notice to the Indemnitor, assume the exclusive right to defend, compromise or settle such Proceeding, but the Indemnitor will not be bound by any settlement of such proceeding without its consent, which may not be unreasonably withheld.

(g) A claim for indemnification for any matter not involving a third party claim must be asserted by notice to the Indemnitor pursuant to Section 6.2(d) above.

(h) No Party will have any liability to another Party (for indemnification or otherwise) with respect to the matters described in this Article VI until the aggregate Losses attributable to such Party as a result of such Party’s  (i) breach of any representation or warranty under this Agreement or in any of the certificates or other instruments or documents furnished by such Party pursuant to this Agreement, and (ii) nonfulfillment or breach of any covenant, agreement or other provision under this Agreement exceeds $20,000, and then only for the amount by which such Losses exceed $20,000.  However, this Section 6.2(h) will not apply to any breach of any representation or warranty by a Party of which such Party had Knowledge at any time prior to the date on which such representation or warranty is made or any intentional breach by such Party of any covenant or obligation under this Agreement, and such Party will be liable for all Losses with respect to such breaches.

VII.
POST CLOSING COVENANTS

The parties agree as follows with respect to the period following the Closing:

7.1 General.  In case at any time after the Closing any further actions are necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further actions (including the execution and delivery of such further instruments and documents) as any other party may reasonably request.  The Sellers and Purchaser acknowledge and agree that from and after the Closing, Purchaser will be entitled to possession of all documents, books, records (including tax records), agreements, financial data of any sort relating to Macoven and data, studies, reports and any other written documentation relating in any way to the Intellectual Property.

7.2 Non-Infringement. None of the Sellers or their Affiliates, whether on their own behalf or acting on behalf of any other Person as a director, officer, employee, agent, member, manager, consultant or agent of such Person, shall take any action the effect of which would be to infringe on any of the Intellectual Property owned by Macoven.

7.3 Confidential Information.  Following the Closing, each Seller agrees to, and shall cause its Affiliates to, maintain the confidentiality of the Confidential Information and not disclose any Confidential Information to any Person.  Also, each Seller and each of its Affiliates shall not use the Confidential Information for their own benefit or for the benefit of any other Person.  Each Seller and its Affiliates may disclose Confidential Information to the extent required by court order or applicable law; provided, that Seller provides notice of such requirement to Macoven and permits Macoven to take actions to limit such disclosure or obtain a protective order.  All documents, notes, files, data, records, correspondence, and all other writings or materials of any type embodying any Confidential Information are the sole and exclusive property of Macoven, and at the Closing, each Seller shall promptly deliver all originals and copies of such documents and materials to Macoven that are in the possession of the Seller or any of its Affiliates embodying any Confidential Information.  For purposes of this Agreement, the term “Confidential Information” means any and all oral, written or electronic trade secrets, know-how, proprietary information, technical information, and software programs included in the Intellectual Property that relate to Macoven’s business, irrespective of the form of communication and whether stamped or otherwise designated “Confidential”.  “Confidential Information” does not include information currently in, or which becomes part of, the public domain (other than as a result of a breach of this Agreement).

VIII.
GENERAL PROVISIONS

8.1 Press Releases.  Purchaser may, in its sole and absolute discretion, issue any press release or other public statements with respect to this Agreement or the transactions contemplated hereby.  Except as may be required by applicable law, Sellers shall not cause or permit the issuance of any such release or otherwise make any disclosure concerning the Agreement or the transactions contemplated thereby without the prior written consent of Purchaser.

8.2 Further Actions.  Each Party shall execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by any other Party in order to consummate or implement the transactions contemplated hereby.

8.3 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, with respect to the subject matter hereof.

8.4 Notices.  All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if: (a) delivered personally, (b) sent by registered or certified mail, return receipt requested, (c) sent by reputable overnight air courier (such as DHL or Federal Express) or (d) sent by fax, as follows:

If to Purchaser:

Pernix Therapeutics, LLC
884 Johnnie Dodds Blvd.
Mt. Pleasant, South Carolina 29464
Attn:  Tracy S. Clifford
Fax:  843-723-0479

with a copy to:

Jones Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.
201 St. Charles Avenue, Suite 5100
New Orleans, LA  70170-5100
Attn:  Allen E. Frederic, III
Fax:  504-589-8516

If to Michael Venters:

Michael Venters
33219 Forest West Street
Magnolia, Texas  77354
Fax:  832-934-1857

If to John McMahon:

John McMahon
6204 Crystal Point Drive
Louisville, Kentucky 40299
Fax:  832-934-1857

If to Robert Cline, Jr.:

Robert Cline, Jr.
33219 Forest West Street
Magnolia, Texas  77354
Fax:  832-934-1857

If to ZInterests, L.L.C:

ZInterests, L.L.C.
33219 Forest West Street
Magnolia, Texas  77354
Attn:  Cooper C. Collins
Fax:  832-934-1857

or to such other address or to such other Person as any Party hereto shall have last designated by notice to the other Parties.

8.5 Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but shall not be assignable, by operation of law or otherwise, by any Party without the prior written consent of the other Parties and any purported assignment or other transfer without such consent shall be void and unenforceable.

8.6 Modification; Waiver.  This Agreement may be amended or modified only by a written instrument executed by each of the Parties.  Any of the terms and conditions of this Agreement may be waived in writing at any time by the Party entitled to the benefits thereof.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time.  The waiver by any of the Parties hereto of a breach of or a default under any of the provisions of this Agreement or a failure to or delay in exercising any right or privilege hereunder, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

8.7 Severability.  If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever.

8.8 Headings.  The Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof.

8.9 Counterparts.  This Agreement may be executed in counterparts (including by facsimile), both of which shall constitute one and the same instrument.

8.10 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Louisiana, without giving effect to its conflict of laws principles.  Any action or proceeding seeking to enforce any provision of, or based on any right arising out of this Agreement, may be brought by or against any of the Parties in the courts of the State of Louisiana, Parish of Orleans, or, if it has or can acquire jurisdiction, the United States District Court for the Eastern District of Louisiana, and each of the Parties consents to the jurisdiction of such courts in any action or proceeding and waiver any objection to venue laid therein

8.11 Remedies.  Each Seller acknowledges that a breach of this Agreement by the Seller would cause immediate and irreparable harm to the Purchaser for which an adequate monetary remedy may not exist; hence, in the event of a breach or threatened breach by Seller of this Agreement, the Purchaser shall be entitled to seek injunctive relief to restrain Seller from such violation, without proof of damages or the posting of a bond.  Purchaser’s remedies under this Agreement shall not be deemed the exclusive remedies for a breach of this Agreement, but shall be in addition to all remedies available at law or in equity available to the Purchaser.

(Signature page(s) follows)

    IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

PURCHASER:

PERNIX THERAPEUTICS, LLC

By: PERNIX THERAPEUTICS HOLDINGS, INC.

By:	/s/ Tracy S. Clifford
Name:	Tracy S. Clifford
Title:	Chief Financial Officer, Treasurer and Secretary

SELLERS:
/s/Michael Venters
Michael Venters

/s/John McMahon
John McMahon

/s/Robert Cline, Jr.
Robert Cline, Jr.

ZINTERESTS, L.L.C.

By:	/s/Cooper Collins
Name:	Cooper Collins
Title:	Manager